J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

RECEIVED
2004 JUL 19 P 3:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

04035591

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 8 July 2004

SUPPL

Dear Sir

Remuneration Report

Please find enclosed copies of the above announcements made to the London Stock Exchange on 8 July 2004.

Yours sincerely

PROCESSED
JUL 21 2004
THOMSON
FINANCIAL

Hazel Jarvis
Assistant Company Secretary

Enc

dlw 7/20

8 July 2004

Remuneration Report

The Board of J Sainsbury plc has reconsidered the Remuneration Report insofar as it relates to Sir Peter Davis in the light of institutional shareholder objections to his remuneration arrangements, the recent trading update and Sir Peter Davis stepping down as Chairman and as a director of the Company.

Based on the information available at the time, the Remuneration Committee proposed an award of 864,000 shares for 2003/04 out of a possible total award of 1 million shares in accordance with the terms of Sir Peter Davis' contract. In reaching this decision, the Remuneration Committee was advised by Towers Perrin, the professional remuneration consultants, and believed at the time, that this award was in the best interests of the Company and its shareholders. On 30 June 2004, a special Board meeting was convened at which the new Chief Executive, Justin King, reported to the Board on his early analysis of the condition of the Company. Based on this new information, the Remuneration Committee can no longer support its original recommendation on the proposed share award.

The Board has sought legal advice regarding the Remuneration Report Resolution, which must be put to shareholders at the forthcoming Annual General Meeting. The Board considered putting an amended Resolution to the meeting, which would have excluded matters relating to Sir Peter Davis, but this was rejected on advice from the Company's lawyers and due to the mixed response from the various shareholder representative bodies.

Although the Board recognises that some shareholders may vote against the Resolution at the Annual General Meeting, the Remuneration Report covers many other matters important to the Company in addition to the proposed share award to Sir Peter Davis. The Board will therefore continue to recommend the Remuneration Report to shareholders at the Annual General Meeting, but the Board will not implement these recommendations in relation to Sir Peter Davis. These matters have been referred to the respective legal representatives of both parties as part of his termination arrangements. The Company has been advised not to comment further on these matters.

Philip Hampton has been appointed Chairman with effect from 19 July 2004, an announcement that received widespread support. He is committed to meeting with major shareholders as soon as possible after this date. It is in the interests of the Company and all its shareholders that the new team of Philip Hampton as Chairman and Justin King as Chief Executive look forward not back, and focus all their energies on restoring the fortunes of Sainsbury's.

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Jan Shawe
Pip Wood

Notes

The AGM will be held on 12 July, at The Queen Elizabeth II Conference Centre, commencing at 11am.